

RECEIVED

2006 AUG 24 P 12:35

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

28 July 2006





06016311

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs

David Jones Limited
Fourth Quarter 2006 Sales Results

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours
DAVID JONES LIMITED

PROCESSED
AUG 28 2006
THOMSON
FINANCIAL

Caroline Waldron
Company Secretary and General Counsel

Tel: (02) 9266 5130
Fax: (02) 9261 5717
email: cwaldron@davidjones.com.au

8/24

ASX AND MEDIA RELEASE

For Immediate Distribution

15 August 2006

DAVID JONES DELIVERS 4Q06 SALES GROWTH OF 5.4%

- **4Q06 Sales Revenue growth of 5.4%**
- **Better than expected Sales result** – resulting in increased Profit After Tax guidance
- **Well positioned to leverage next phase of economic cycle** through:
  - Sales growth reflecting the strengthening economic cycle and returns from strategic refurbishments
  - Continued management of gross margins, costs and inventory
- ***Continued strong financial fundamentals***

David Jones Limited (DJS) today reported **Sales Revenue of $454.6 million** for the fourth quarter of the 2006 financial year **(4Q06)** being the period 30 April 2006 to 29 July 2006. This represents **5.4% growth** on 4Q05 ($431.4 million). Sales for the second half of FY06 grew 4.4% to $857.3 million, from $821.4 million in 2H05. Sales for the full year grew 1.2% on last year ($1819.9 million in FY06 versus $1799.1 million in FY05).

David Jones CEO Mr Mark McInnes said, "We were delighted with our 4Q06 Sales performance. Our Sales this quarter were stronger than expected and this was a key driver for the increased PAT growth guidance we announced on 27 July 2006.

"Our Sales this quarter was the result of a strong performance across all categories including our Womens, Mens and Childrens Apparel, Footwear, Accessories, Cosmetics, Homewares and Home Entertainment. We also performed well across all States, with Western Australia being the standout performer.

"Our strong Sales performance in 2H06 coupled with our success in reducing the Company's cost base, good management of our Inventory levels and Gross Margin levels at the top of our targeted range were all contributing factors to our 2H06 PAT growth guidance being increased to 24%-32% under AGAAP ($31 million - $33 million) compared to the Company's previous guidance of 5%.

"On an AIFRS basis, the equivalent PAT guidance for 2H06 is $24.5 million - $26.5 million," Mr McInnes said.



TOTAL SALES

PERIOD	FY06 $m	FY05 $m	% Change
First Quarter (1Q) of Financial Year	$405.0	$418.1	(3.1)%
Second Quarter (2Q) of Financial Year	$557.6	$559.6	(0.4)%
First Half (1H) of Financial Year	**$962.6**	**$977.7**	**(1.6)%**
Third Quarter (3Q) of Financial Year	$402.8	$390.0	+3.3%
Fourth Quarter (4Q) of Financial Year	$454.6	$431.4	+5.4%
Second Half (2H) of Financial Year	**$857.3**	**$821.4**	**+4.4%**
Full Year (FY) of Financial Year	**$1819.9**	**$1799.1**	**+1.2%**

OUTLOOK

Looking forward, the Company reiterates the comments made at the time of its 27 July 2006 announcement, that the broader retail cycle appears to be trending upwards in line with the view expressed by independent economic forecasters such as Access Economics. Whilst there are a mixture of positive factors such as tax cuts and negative factors such as interest rates and petrol prices impacting the economic outlook, independent forecasters in general expect favourable retail conditions in FY07 and FY08.

The Company is confident that its strong business model positions it well to continue delivering PAT and dividend growth in line with its previously stated guidance of 5% -10% p.a. PAT growth in FY07 and FY08. This guidance is on the increased forecast profit base of FY06 and is on an AIFRS basis.

ENDS

FOR FURTHER INFORMATION CONTACT:

Helen Karlis
General Manager Corporate Affairs, Communications & Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

NOTE:
The Sales numbers quoted in this ASX Release have not been adjusted to take into account changes to the provisions for returns or lay-by. These changes are required under AIFRS and will be reflected in the year-end Sales figures in the Company's Income Statement. Any change is expected to be immaterial.